FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 2, 2006
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form
                     20-F [ X ]              Form 40-F [ ]

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as permitted by Regulation S-T Rule 101(b)(1): ____

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registrant in connection with Rule 12g3-2(b):
82-__________

                                  EXHIBIT INDEX


   Exhibit         Date                     Description of Exhibit
   -------         ----                     ----------------------

      1         2006/11/02     IIJ Revises Targets for FY2006 Financial Results

Exhibit 1

           IIJ Revises Targets for FY2006 Financial Results


    TOKYO--(BUSINESS WIRE)--Nov. 2, 2006--Internet Initiative Japan Inc. ("IIJ", NASDAQ: IIJI, TSE Mothers: 3774), one of Japan's leading Internet access and comprehensive network solutions providers, today announced that in consideration of recent trends of its financial results, the Company is revising its financial targets for the first half of the fiscal year ending March 31, 2007 ("1H2006") and for the full fiscal year ("FY2006"). The revised targets replace the original targets that were announced on May 10, 2006. IIJ plans to announce its financial results for the second quarter and 1H2006 on November 9, 2006.


1. Revised Consolidated Financial Targets under Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP")


1H2006 (From April 1, 2006 to September 30, 2006)
                                                    (Millions of Yen)
                                           Income
                                           before
                                          Income Tax
                              Operating    Expense
                     Revenues    Income   (Benefit)     Net Income
----------------------------------------------------------------------
Target Previously
 Announced on May
 10, 2006 (A)          25,000      1,000      2,600             2,000
----------------------------------------------------------------------
Target Revised (B)     26,400      1,370      2,140             2,850
----------------------------------------------------------------------
Change (B-A)           +1,400       +370       -460              +850
----------------------------------------------------------------------
Change (%)               +5.6%     +37.0%     -17.7%            +42.5%
----------------------------------------------------------------------
(For Reference)
 First Half of the
 Fiscal Year Ended
 March 31, 2006
 ("1H2005")            21,809        754      1,779             1,623
----------------------------------------------------------------------


FY2006 (From April 1, 2006 to March 31, 2007)
                                                    (Millions of Yen)
                                           Income
                                           before
                                          Income Tax
                              Operating    Expense
                     Revenues    Income   (Benefit)     Net Income
----------------------------------------------------------------------
Target Previously
 Announced on May
 10, 2006 (A)          55,000      3,200      6,300             5,000
----------------------------------------------------------------------
Target Revised (B)     56,000      3,200      5,000             5,000
----------------------------------------------------------------------
Change (B-A)           +1,000          -     -1,300                 -
----------------------------------------------------------------------
Change (%)               +1.8%         -      -20.6%                -
----------------------------------------------------------------------
(For Reference)
 Fiscal Year Ended
 March 31, 2006
 ("FY2005")            49,813      2,411      5,379             4,754
----------------------------------------------------------------------


    Reasons for the Revision

    For 1H2006 (from April 1, 2006 to September 30, 2006), the business environment in IIJ's key markets continued to be favorable. Demand from corporate customers for higher speed Internet connectivity services remained robust due to the expansion of network usage. Additionally, demand for outsourcing services remained particularly strong because of an increase of network-related security incidents and an overall shortage of Internet engineers. Corporate customers also increased construction of corporate information technology networks based on Internet protocol technology.

    Compared to the previously announced targets for 1H2006, IIJ expects that:

    -- Revenues will exceed the initial target mainly due to the higher revenues from connectivity and value-added services and systems integration.

    -- Operating income will exceed the initial target mainly due to an increase in revenues from connectivity and value-added services.

    -- Income before income tax expense (benefit) will be lower than the initial target mainly due to a decrease in gain from sale of available-for-sale securities, which is largely a reflection of the decrease in the value of the securities due to market price fluctuations.

    -- Net income will exceed the initial target because of deferred tax benefits resulting from a release of valuation allowance against deferred income tax assets related to tax operating loss carryforwards and others.

    In the Company's consolidated financial results, revenues and operating income tend to be very strong in the fourth quarter due to seasonal factors mainly related to corporate spending on systems integration projects, and those figures tend to fluctuate greatly in the fourth quarter. Therefore, IIJ maintains its initial target for operating and net income for full FY2006 at this time, despite the upward revision of the revenue target along with the increase of revenues in the first half. IIJ expects that its income before income tax expense (benefit) for FY2006 will be lower than the initial target mainly due to a decrease in gain from sale of available-for-sale securities.


2. Revised Non-consolidated Financial Targets under Generally Accepted Accounting Principles in Japan


1H2006 (From April 1, 2006 to September 30, 2006)
                                                    (Millions of Yen)
                              Operating   Ordinary
                     Revenues    Income     Income      Net Income
----------------------------------------------------------------------
Target Previously
 Announced on May
 10, 2006 (A)          18,900        300        300             2,000
----------------------------------------------------------------------
Target Revised (B)     19,200        580        600             1,620
----------------------------------------------------------------------
Change (B-A)             +300       +280       +300              -380
----------------------------------------------------------------------
Change (%)               +1.6%     +93.3%    +100.0%            -19.0%
----------------------------------------------------------------------
(For Reference)
 1H2005                17,275        181        158             1,247
----------------------------------------------------------------------


FY2006 (From April 1, 2006 to March 31, 2007)
                                                    (Millions of Yen)
                              Operating   Ordinary
                     Revenues    Income     Income      Net Income
----------------------------------------------------------------------
Target Previously
 Announced on May
 10, 2006 (A)          41,000      1,300      1,300             4,800
----------------------------------------------------------------------
Target Revised (B)     41,000      1,300      1,300             4,200
----------------------------------------------------------------------
Change (B-A)                -          -          -              -600
----------------------------------------------------------------------
Change (%)                  -          -          -             -12.5%
----------------------------------------------------------------------
(For reference)
 FY2005                37,458        846        737             4,231
----------------------------------------------------------------------


    Reasons for the Revision

    For 1H2006 (from April 1, 2006 to September 30, 2006), IIJ expects that revenues, operating income and ordinary income will be higher than the initial targets because of the favorable business environment that was mentioned above. IIJ expects that net income will be lower than the initial target mainly due to a decrease in gain from sale of available-for-sale securities.

    For FY2006 (from April 1, 2006 to March 31, 2007), the Company expects that net income will be lower than the initial target mainly due to a decrease in gain from sale of available-for-sale securities.

    (Notes)

    1) In the consolidated financial statements, income before income tax expense (benefit) represents income from operations before income tax expense (benefit), minority interests and equity in net income
(loss) of equity method investees.

    2) For the financial results for 1H2005 and FY2005 represented above, the amounts less than one million yen are rounded.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange Mothers: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, the company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the Mothers market of Tokyo Stock Exchange in 2005. For more information about IIJ, visit the IIJ Web site at http://www.iij.ad.jp/en/.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2006 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.


    CONTACT: IIJ Corporate Communications, +81-3-5259-6500
             Fax: +81-3-5259-6311
             ir@iij.ad.jp
             http://www.iij.ad.jp/

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          Internet Initiative Japan Inc.




Date:  November 2, 2006             By:   /s/ Koichi Suzuki
                                          --------------------------------------
                                          Koichi Suzuki
                                          President, Chief Executive Officer and
                                          Representative Director